UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.
 (Name of Issuer)

7.625% Series A Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

112714209
(CUSIP Number)

William M. Kelly
Panning Capital Management, LP
300 Park Avenue, 12th Floor
New York, NY 10022
(212) 916-1860
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
May 7, 2018
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 112714209	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
PANNING CAPITAL MANAGEMENT, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
483,275

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
483,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
483,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D
CUSIP NO. 112714209	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
PANNING HOLDINGS GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
483,275

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
483,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
483,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

SCHEDULE 13D
CUSIP NO. 112714209	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
WILLIAM M. KELLY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
483,275

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
483,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
483,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP NO. 112714209	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
KIERAN W. GOODWIN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
483,275

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
483,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
483,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP NO. 112714209	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS
FRANKLIN S. EDMONDS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
483,275

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
483,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
483,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
Page 7 of 8 Pages

Item 1.                    Security and Issuer.
This Amendment No. 2 to the statement on Schedule 13D relates to the shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (the “Preferred Stock”) of Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 250 Vesey Street, 15th Floor, New York, New York 10281.  This Amendment No. 2 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 24, 2014 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on April 25, 2018 (collectively the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Initial Schedule 13D.  This Amendment No. 2 amends Item 5 of the Schedule 13D as set forth below.
Item 5.                    Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
The percentages used herein are calculated based upon an aggregate of 9,730,370 shares of Preferred Stock outstanding as of December 31, 2017, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 27, 2018.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 483,275 shares of Preferred Stock, representing approximately 4.97% of the Issuer’s outstanding shares of Preferred Stock.
(b) All of the shares of Preferred Stock are held by the Master Fund.  Panning Capital Management serves as the investment manager of the Master Fund and has voting and investment control with respect to the shares of Preferred Stock held by the Master Fund.  Holdings serves as general partner of Panning Capital Management.  Mr. Kelly, Mr. Goodwin and Mr. Edmonds are co-managing members of Holdings.  As a result, each of the Reporting Persons has shared voting power and shared dispositive power with regard to the shares of Preferred Stock reported herein.
(c) On May 1, 2018, the Master Fund sold 10,000 shares of Preferred Stock through a broker at a price of $25.2785 per share. On May 7, 2018, the Master Fund sold 10,000 shares of Preferred Stock through a broker at a price of $25 per share.
(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of Preferred Stock on May 7, 2018.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 8, 2018

PANNING CAPITAL MANAGEMENT, LP

By:	/s/ William M. Kelly
	Name:	William M. Kelly
	Title:	Chief Operating Officer

PANNING HOLDINGS GP, LLC

By:	/s/ William M. Kelly
	Name:	William M. Kelly
	Title:	Co-managing member

WILLIAM M. KELLY

/s/ William M. Kelly

KIERAN W. GOODWIN

/s/ Kieran W. Goodwin

FRANKLIN S. EDMONDS

/s/ Franklin S. Edmonds